July 29, 2024

Qiyu Wang
Chief Financial Officer
VNET Group, Inc.
Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

       Re: VNET Group, Inc.
           Form 20-F for the Year Ended December 31, 2023
           Filed April 26, 2024
           File No. 001-35126
Dear Qiyu Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology